SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                  COPY TO:                                AND TO:
           BLAINE V. FOGG, ESQ.                   DAVID L. FINKELMAN,ESQ.
Skadden, Arps, Slate, Meagher & Flom LLP       Stroock & Stroock & Lavan LLP
             919 Third Avenue                         180 Maiden Lane
         New York, New York 10022                 New York, NewYork 10038
        Telephone: (212) 735-3000                 Telephone:(212) 806-5400

                             DECEMBER 15, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)


                         CALCULATION OF FILING FEE

           TRANSACTION VALUATION*              AMOUNT OF FILING FEE
                $193,509,856                          $38,702


* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:  $38,702.00       Filing party: Torque Acquisition
Form or registration no.: Schedule 14D-1                Co., L.L.C.
                                          Date filed:   December 15, 1999



                                INTRODUCTION

      This Amendment No. 1 to an Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") amends and supplements the Statement originally filed on December 15, 1999 by Gleason Corporation (the "Company") relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company" and, together with the Company, the "Purchasers"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

      The Company hereby amends and supplements the Schedule 13E-4 as follows:

ITEM 8. ADDITIONAL INFORMATION.

      Item 8(d) is hereby amended and supplemented as follows:

      (d) On December 14, 1999, two purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC and Rapkin v. Nichols, et al, C.A. No. C.A. No. 17672NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per share price offered for the Common Stock pursuant to the Transactions is grossly unfair and inadequate, provides value below the fair value of the Company, and was not the result of arm's-length negotiations, (iii) the directors of the Company breached their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants, and
(v) awarding the named plaintiffs their costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.

            Copies of the Complaints, attached as Exhibits (g)(8) and
(g)(9) of Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999, are incorporated by reference herein.

      Item 8(e) is hereby amended and supplemented as follows:

      (e) The definitive copy of the Offer to Purchase, mailed to the stockholders of the Company and filed with the Commission as Exhibit 21 to Amendment No. 1 to the Schedule 13D on December 16, 1999, contained an additional Precedent M&A Transaction (as defined in the Offer to Purchase) in the section of the Offer to Purchase captioned "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor-Precedent M&A Transactions Analysis."

      A copy of such Offer to Purchase is incorporated in its entirety herein by reference to Exhibit 21 of Amendment No. 1 to the Schedule 13D filed on December 16, 1999.


ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

      (a)(1) Offer to Purchase, attached as Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference (supersedes prior Exhibit (a)(1) to the Schedule 13E-4).

      (g)(8) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(8) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.

      (g)(9) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(9) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.




                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 17, 1999          GLEASON CORPORATION

                                  By: /s/ EDWARD J. PELTA
                                     --------------------------------------
                                     Name:  Edward J. Pelta
                                     Title: Vice President, General Counsel
                                              and Secretary




                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
(a)(1)            Offer to Purchase, attached as Exhibit 21 to Amendment
                  No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference (supersedes prior
                  Exhibit (a)(1) to the Schedule 13E-4).

(g)(8) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(8) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.

(g)(9) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(9) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.